上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2006 AUG 28 P 12:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/06

22nd August 2006

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States




06016348

Dear Sirs,

SUPPL

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Information
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of the announcement dated 21st August 2006 in respect of the discloseable transactions pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

PROCESSED
AUG 28 2006
THOMSON FINANCIAL

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

Jlw 8/28

香港告士打道39號夏愨大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067



South China Morning Post
Publication Date : 22nd August 2006

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

DISCLOSEABLE TRANSACTIONS

DISPOSAL OF 22.21% INTEREST IN CENTURY LIANHUA AND DISPOSAL OF 18.18% INTEREST IN LIANHUA E-COMMERCE

The Board announces that on 21st August 2006, SIUC, a subsidiary of the Company, entered into the conditional Century Lianhua Transfer Agreement with Lianhua Supermarket pursuant to which SIUC agreed to transfer the 22.21% equity interest in Century Lianhua, representing the entire interest held by SIUC in Century Lianhua, to Lianhua Supermarket for the consideration of RMB26,900,000 (equivalent to approximately HK$25,865,000), upon the terms and subject to the conditions set out in the Century Lianhua Transfer Agreement.

The Board also announces that on 21st August 2006, SI United, a subsidiary of the Company, entered into the conditional Lianhua e-Commerce Transfer Agreement with Lianhua Supermarket pursuant to which SI United agreed to transfer the 18.18% equity interest in Lianhua e-Commerce, representing the entire interest held by SI United in Lianhua e-Commerce, to Lianhua Supermarket for the consideration of RMB17,900,000 (equivalent to approximately HK$17,212,000), upon the terms and subject to the conditions set out in the Lianhua e-Commerce Transfer Agreement.

As the applicable percentage ratios for the Equity Transfers calculated in accordance with Chapter 14 of the Listing Rules in aggregate exceed 5% but is less than 25%, the Equity Transfers constitute discloseable transactions for the Company under Rule 14.06 of the Listing Rules.

A circular containing, among other things, further details of the Transfer Agreements will be despatched to the Shareholders as soon as practicable.

THE CENTURY LIANHUA TRANSFER AGREEMENT

Date

21st August 2006

Parties

Vendor: SIUC; and

Purchaser: Lianhua Supermarket.

Asset to be disposed of

SIUC agreed to transfer to Lianhua Supermarket 22.21% equity interest in Century Lianhua, representing the entire interest held by SIUC in Century Lianhua.

Consideration

The consideration for the Century Lianhua Equity Transfer payable by Lianhua Supermarket to SIUC, being RMB26,900,000 (equivalent to approximately HK$25,865,000), is based on the audited net asset value of Century Lianhua as at 30th June 2006 in the amount of RMB121,031,000 (equivalent to approximately HK$116,376,000).

The consideration shall be paid by Lianhua Supermarket to SIUC in cash in full on the Completion Date.

Conditions precedent

The Century Lianhua Equity Transfer shall be conditional upon:

(i) the passing by the shareholders of Lianhua Supermarket of a resolution approving the Century Lianhua Transfer Agreement and the transactions contemplated thereunder at a general meeting;

(ii) the Century Lianhua Equity Transfer being approved by the board of directors and the shareholders of Century Lianhua;

(iii) execution of all documents (including but not limited to the joint venture contract, the amended articles of association of Century Lianhua and all requisite agreements and documents for processing the registration of change of equity interest) which are necessary for the Century Lianhua Equity Transfer, and the necessary approvals being obtained from the relevant government authorities in the PRC in respect of the Century Lianhua Equity Transfer; and

(iv) all representation and warranties given by SIUC and Lianhua Supermarket under the Century Lianhua Transfer Agreement are, and will at Completion remain to be, true, accurate and valid.

If Completion does not take place on or before 20th August 2007 or such other date as mutually agreed by SIUC and Lianhua Supermarket, the Century Lianhua Transfer Agreement shall be automatically terminated.

Completion

Completion of the Century Lianhua Transfer Agreement shall take place on the Completion Date.

SIUC and Lianhua Supermarket further agree that Lianhua Supermarket shall be entitled to exercise the voting rights attached and attributable to the 22.21% equity interest in Century Lianhua from the date of signing of the Century Lianhua Transfer Agreement up to completion or the termination of the Century Lianhua Transfer Agreement.

The profits or losses of Century Lianhua from 1st July 2006 up to the Completion Date attributable to the equity interest in Century Lianhua being transferred shall belong to Lianhua Supermarket.

THE LIANHUA E-COMMERCE TRANSFER AGREEMENT

Date

21st August 2006

Parties

Vendor: SI United; and

Purchaser: Lianhua Supermarket.

The audited net asset value and the audited total asset value of Century Lianhua as at 31st December, 2005 amounted to approximately RMB116,975,000 (equivalent to approximately HK$112,476,000) and approximately RMB989,341,000 (equivalent to approximately HK$951,289,000) respectively.

The audited turnover of Century Lianhua for the year ended 31st December 2005 amounted to approximately RMB1,369,697,000 (equivalent to approximately HK$1,317,016,000).

As the Group only holds 22.21% interest in Century Lianhua, the financial results of Century Lianhua have not been consolidated in the financial statements of the Group.

INFORMATION ON LIANHUA E-COMMERCE

Lianhua e-Commerce is principally engaged in on-line retail business. Lianhua e-Commerce has a registered capital of RMB55,000,000. The total equity interests in Lianhua e-Commerce are held by the following shareholders as at the date of this announcement in the following manner:

Name of shareholder	Amount of Registered Capital RMB	Percentage Shareholding
Lianhua Supermarket	21,499,500	39.09%
SI United	9,999,000	18.18%
Independent Third Parties	23,501,500	42.73%

Financial information

The audited profit before taxation and the audited profit after taxation of Lianhua e-Commerce for the two years ended 31st December 2005, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:–

	Year ended 31st December 2005 RMB'000	2004 RMB'000
Profit before taxation	10,008	6,427
Profit after taxation	3,213	5,073

The audited net asset value and the audited total asset value of Lianhua e-Commerce as at 31st December 2005 amounted to approximately RMB64,335,000 (equivalent to approximately HK$61,861,000) and approximately RMB1,072,617,000 (equivalent to approximately HK$1,031,363,000) respectively.

The audited turnover of Lianhua e-Commerce for the year ended 31st December 2005 amounted to approximately RMB920,895,000 (equivalent to approximately HK$885,476,000).

As the Group only holds 18.18% interest in Lianhua e-Commerce, the financial results of Lianhua e-Commerce have not been consolidated in the financial statements of the Group.

REASONS FOR AND THE BENEFITS OF THE EQUITY TRANSFERS

Equity Transfers

Upon completion of the Equity Transfers, the 22.21% equity interest in Century Lianhua and the 18.18% interest in Lianhua E-Commerce will be held by Lianhua Supermarket. The Board believes that the Equity Transfers allow the Group to streamline the corporate structure in operating the retail business in hypermarkets and supermarkets and on-line retail business and enable the Company to better structure the overall business model and strategies of the Group.

Upon completion of the Equity Transfers, the Group, by virtue of SIUC (a subsidiary of SI United) being interested in a 21.17% shareholding in Lianhua Supermarket, will continue to share the investment returns in Century Lianhua and Lianhua e-Commerce respectively. The Directors consider that there will be no material financial impact on the Group as a result of the Equity Transfers.

The Directors consider that the terms of the Transfer Agreements are on normal commercial terms and are fair and reasonable so far as the Company and the Shareholders are concerned and are in the interests of the Shareholders as a whole.

GENERAL

The consideration for the Lianhua e-Commerce Equity Transfer payable by Lianhua Supermarket to SI United, being RMB17,900,000 (equivalent to approximately HK$17,212,000), is based on the audited net asset value of Lianhua e-Commerce as at 30th June 2006 in the amount of approximately RMB71,050,000 (equivalent to approximately HK$68,317,000).

The consideration shall be paid by Lianhua Supermarket to SI United in cash in full on the Completion Date.

Conditions precedent

The Lianhua e-Commerce Equity Transfer shall be conditional upon:

(i) the passing by the shareholders of Lianhua Supermarket of a resolution approving the Lianhua e-Commerce Transfer Agreement and the transactions contemplated thereunder at a general meeting;

(ii) the Lianhua e-Commerce Equity Transfer being approved by the board of directors and the shareholders of Lianhua e-Commerce;

(iii) execution of all documents (including but not limited to the joint venture contract, the amended articles of association of Lianhua e-Commerce and all requisite agreements and documents for processing the registration of change of equity interest) which are necessary for the Lianhua e-Commerce Equity Transfer, and the necessary approvals being obtained from the relevant government authorities in the PRC in respect of the Lianhua e-Commerce Equity Transfer; and

(iv) all representation and warranties given by SI United and Lianhua Supermarket under the Lianhua e-Commerce Transfer Agreement are, and will at Completion remain to be, true, accurate and valid.

If Completion does not take place on or before 20th August 2007 or such other date as mutually agreed by SI United and Lianhua Supermarket, the Lianhua e-Commerce Transfer Agreement shall be automatically terminated.

Completion

Completion of the Lianhua e-Commerce Transfer Agreement shall take place on the Completion Date.

SI United and Lianhua Supermarket further agree that Lianhua Supermarket shall be entitled to exercise the voting rights attached and attributable to the 18.18% equity interest in Lianhua e-Commerce from the date of signing of the Lianhua e-Commerce Transfer Agreement up to completion or the termination of the Lianhua e-Commerce Transfer Agreement.

The profits or losses of Liahua e-Commerce from 1st July 2006 up to the Completion Date attributable to the equity interest in Liahua e-Commerce being transferred shall belong to Lianhua Supermarket.

USE OF PROCEEDS

The total amount of the consideration for the Century Lianhua Equity Transfer of RMB26,900,000 (equivalent to approximately HK$25,865,000) and Lianhua e-Commerce Equity Transfer of RMB17,900,000 (equivalent to approximately HK$17,212,000) are intended to be used as general working capital for the Group.

CORPORATE STRUCTURE BEFORE AND AFTER COMPLETION

Corporate structure immediately before Completion


The Company
43.62%
SI United (Note)
100%
SIUC
18.18%
21.17%
22.21%
Lianhua Supermarket
39.09%
55.70%
Lianhua e-Commerce
Century Lianhua

Corporate structure immediately after Completion


The Company
43.62%
SI United (Note)
100%
SIUC
21.17%
Lianhua Supermarket
57.27%
77.91%
Lianhua e-Commerce
Century Lianhua





Note: SI United is consolidated and accounted for as a subsidiary in the consolidated financial statements of the Group.

INFORMATION ON CENTURY LIANHUA

Century Lianhua is principally engaged in the operation of supermarkets in the PRC under the trade name of "世紀聯華". Century Lianhua has a registered capital of RMB100,000,000. The total equity interests in Century Lianhua are held by the following shareholders as at the date of this announcement in the following manner:–

Name of shareholder	Amount of Registered Capital *RMB*	Percentage Shareholding
SIUC	22,211,784.71	22.21%
Lianhua Supermarket	55,700,000.00	55.70%
Hangzhou Lianhua Huashang Group Co., Ltd.* (杭州聯華華商集團有限公司), a subsidiary of Lianhua Supermarket	22,088,215.29	22.09%

Financial information

The audited profit before taxation and the audited profit after taxation of Century Lianhua for the two years ended 31st December 2005, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:–

	Year ended 31st December 2005 *RMB'000*	2004 *RMB'000*
Profit before taxation	4,535	6,855
Profit after taxation	4,505	6,747

Listing Rules as the applicable percentage ratios for the Equity Transfers calculated in accordance with Chapter 14 of the Listing Rules in aggregate exceed 5% but is less than 25%.

A circular containing, among other things, further details of the Transfer Agreements will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

"Board"	the board of directors of the Company
"Century Lianhua"	上海世紀聯華超市發展有限公司 (Shanghai Century Lianhua Supermarket Development Co., Ltd.), a limited liability company established under the laws of the PRC, owned by SIUC as to 22.21% and Lianhua Supermarket as to 55.70%
"Century Lianhua Equity Transfer"	the transfer of 22.21% equity interest in Century Lianhua from SIUC to Lianhua Supermarket pursuant to the terms of the Century Lianhua Transfer Agreement
"Century Lianhua Transfer Agreement"	the conditional agreement dated 21st August 2006 entered into between SIUC and Lianhua Supermarket for the transfer by SIUC of a 22.21% equity interest in Century Lianhua to Lianhua Supermarket
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Completion"	completion of the Century Lianhua Equity Transfer and/or the Lianhua e-Commerce Equity Transfer pursuant to the terms of the Century Lianhua Transfer Agreement and/or the Lianhua e-Commerce Transfer Agreement (as the case may be)
"Completion Date"	the third business day (or such other date as the parties may agree in writing) after the fulfillment or waiver of all the conditions contained in the Century Lianhua Transfer Agreement and/or the Lianhua e-Commerce Transfer Agreement (as the case may be)
"Directors"	directors of the Company
"Equity Transfers"	the Century Lianhua Equity Transfer and the Lianhua e-Commerce Equity Transfer
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Third Parties"	Parties independent of and not connected with any of the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries and their respective associates
"Lianhua e-Commerce"	聯華電子商務有限公司 (Shanghai Lianhua e-Commerce Co., Ltd.), a company incorporated in the PRC with limited liability, owned as to 18.18% by SI United and 39.09% by Lianhua Supermarket respectively
"Lianhua e-Commerce Equity Transfer"	the transfer of 18.18% equity interest in Lianhua e-Commerce from SI United to Lianhua Supermarket pursuant to the terms of the Lianhua e-Commerce Transfer Agreement
"Lianhua e-Commerce Transfer Agreement"	the conditional agreement dated 21st August 2006 entered into between SI United and Lianhua Supermarket for the transfer by SI United of a 18.18% equity interest in Lianhua e-Commerce to Lianhua Supermarket
"Lianhua Supermarket"	Lianhua Supermarket Holdings Co., Ltd. (聯華超市股份有限公司), a joint stock limited company incorporated in the PRC with limited liability, and the H shares of which are listed on the main board of the Stock Exchange (stock code: 980), and the total issued share capital of which is owned by SIUC as to 21.17%
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China (for the purposes of this announcement, excluding Hong Kong, Macau and Taiwan)
"Shareholder(s)"	holder(s) of the share(s) in the capital of the Company
"SIUC"	上海實業聯合集團商務網絡發展有限公司 (Shanghai Industrial United (Group) Commercial Network Development Company Limited), a limited liability company established under the laws of the PRC owned by SI United as to 72.62% and by SI United's subsidiary, Shanghai Hua Rui Investment Co., Ltd.* (上海華瑞投資有限公司) as to 27.38%
"SI United"	上海實業聯合集團股份有限公司 (Shanghai Industrial United Holdings Co., Ltd.), a joint stock limited liability company established under the laws of the PRC which is a subsidiary of the Company listed on A Shares Market of the Shanghai Stock Exchange (stock code: 600607)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transfer Agreements"	the Century Lianhua Transfer Agreement and the Lianhua e-Commerce Transfer Agreement
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

For the purposes of this announcement, the exchange rate at HK$1 = RMB1.04 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 21st August 2006

* *The English name is an informal English translation of its official Chinese name.*

As at the date of this announcement, the board of directors of the Company comprises eight executive Directors, namely, Mr. CAI Lai Xing, Mr. CAI Yu Tian, Mr. QU Ding, Mr. LU Ming Fang, Mr. DING Zhong De, Mr. QIAN Shi Zheng, Mr. YAO Fang and Mr. TANG Jun; and three independent non-executive Directors, namely, Dr. LO Ka Shui, Prof. WOO Chia-Wei and Mr. LEUNG Pak To, Francis.